UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              DAVE & BUSTER'S, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    23833N104
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 20, 2006
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 16 Pages

                                  SCHEDULE 13D
CUSIP NO. 23833N104                                           PAGE 2 OF 16 PAGES


1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                  HBK INVESTMENTS L.P.

2    Check the Appropriate Box If a Member of a Group (See Instructions)

                                                      a.  [ ]
                                                      b.  [x]

3    SEC Use Only

4    Source of Funds (See Instructions)

                  WC (1)

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                 [ ]

6    Citizenship or Place of Organization

                  DELAWARE

         Number of            7          Sole Voting Power
           Shares                         1,314,400 (1)(2)
        Beneficially          8         Shared Voting Power
          Owned By                             0
            Each              9         Sole Dispositive Power
         Reporting                        1,314,400 (1)(2)
           Person             10        Shared Dispositive Power
            With                               0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,314,400 (1) (2)

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13   Percent of Class Represented By Amount in Row (11)

                  9.2%

14   Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D
CUSIP NO. 23833N104                                           PAGE 3 OF 16 PAGES

-------------------
(1) Subject to the matters described in Item 4 and Item 6 herein, the Reporting Person has sole voting and dispositive power over the Shares pursuant to an Investment Management Agreement with HBK Master Fund L.P. (the "Fund"). Accordingly, the Fund has no beneficial ownership of such Securities. The source of funds used or to be used in making purchases is working capital of the Funds.

(2) Investments' power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

                                  SCHEDULE 13D
CUSIP NO. 23833N104                                           PAGE 4 OF 16 PAGES





     This Amendment No. 1 on Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Dave & Buster's, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D, dated December 9, 2005 (the "Initial Statement"), filed by the Reporting Person (as defined herein). This Amendment No. 1 is being filed by the Reporting Person to report the information disclosed in Item 4 and Item 6 hereof. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

ITEM 4.  PURPOSE OF TRANSACTION.

     On January 20, 2006, the Reporting Person entered into a Voting Agreement (the "Voting Agreement") with WS Midway Holdings, Inc., a Delaware corporation ("Holdings"), relating to the proposed merger of WS Midway Acquisition Sub, Inc., a Missouri corporation ("Merger Sub"), with and into the Issuer pursuant to that certain Agreement and Plan of Merger, dated as of December 8, 2005 (the "Merger Agreement"), by and among Holdings, the Issuer, and Merger Sub. The Reporting Person entered into the Voting Agreement in connection with a possible $20,000,000 investment in Holdings as a minority shareholder following the Merger.

     Pursuant to the Voting Agreement, the Reporting Person has agreed, to vote (or cause to be voted), at the Issuer's shareholders meeting pursuant to which the proposed merger ("Merger") will be considered and voted upon (and at any adjournment, postponement or continuation thereof), 1,314,400 shares (the "Subject Shares") of common stock ("Common Stock"), par value $0.01 per share, of the Issuer, held by the Reporting Person, together with all other shares of capital stock of the Issuer acquired by the Reporting Person or any of its affiliates after the date of the Voting Agreement and during the term thereof
(i) in favor of the approval of the Merger and the approval and adoption of the Merger Agreement; and (ii) except with the written consent of Holdings, against any Acquisition Proposal (as such term is defined in the Merger Agreement).

     Pursuant to the Voting Agreement, the Reporting Person also agreed not to, directly or indirectly, and to cause its affiliates not to, (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a "Transfer") or enter into any agreement, option or other arrangement with respect to, or consent to a Transfer of, or convert or agree to convert, any or all of the Subject Shares to any Person, other than in accordance with the Merger Agreement, or (ii) grant any proxies (other than the Issuer proxy card in connection with the Issuer's Shareholders Meeting if and to the extent such proxy is consistent with the Reporting Person's obligations under the Voting Agreement), deposit any Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any of the Subject Shares, other than pursuant to the Voting Agreement.

     Furthermore, the Reporting Person has agreed to not make, or in any manner participate in, directly or indirectly, a "solicitation" (as such term is used in the rules of the Securities and Exchange Commission) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Common Stock intended to facilitate any Acquisition Proposal (as such term is defined in the Merger Agreement) or to cause shareholders of the Issuer not to vote to approve and adopt the Merger Agreement. Moreover, the Reporting Person has agreed that it shall not, without the prior approval of Holdings, (i) acquire, offer or propose to acquire or agree to acquire the beneficial ownership of any shares of Common Stock; (ii) make any public announcement with respect to, or submit any proposal for, any merger, consolidation, sale of substantial assets or other business combination, tender offer or exchange offer, purchase of assets, dissolution, liquidation, restructuring, recapitalization or extraordinary transaction involving the Issuer; (iii) form, join or in any way participate in any group with respect to any of the Common Stock; (iv) otherwise act, either alone or in concert with others, to seek control of the Issuer or its board of directors; (v) deposit any of its shares of

                                  SCHEDULE 13D
CUSIP NO. 23833N104                                           PAGE 5 OF 16 PAGES


Common Stock in any voting trust or subject any of its shares of Common Stock to any agreement or other arrangement with respect to the voting of any of its shares of Common Stock, (vi) execute any written consent as a stockholder with respect to its shares of Common Stock, (vii) seek, alone or in concert with others (A) to call a meeting of the stockholders of the Issuer, (B) representation on the Issuer's board of directors, or (C) the removal of any member of the Issuer's board of directors; (viii) take or cause others to take any action inconsistent with the foregoing, or (ix) disclose any intention, proposal, plan or arrangement with respect to any of the foregoing.

     The Voting Agreement will terminate upon the earliest of (A) the approval and adoption of the Merger Agreement, (B) the termination of the Merger Agreement pursuant to Sections 7.1(a) or 7.1(b) thereof, (C) the termination of the Merger Agreement pursuant to Sections 7.1(d), 7.1(e), or 7.1(f)(i) thereof provided that at no time after the date of the Merger Agreement and at or before the date of such termination will a proposal with respect to an Acquisition Proposal have been publicly announced or disclosed (whether or not conditional) or disclosed to the Board of Directors of the Issuer or any committee thereof,
(D) six months after the termination of the Merger Agreement pursuant to (i) Sections 7.1(d), 7.1(e) or 7.1(f)(i) thereof if after the date of the Merger Agreement and at or before the date of such termination a proposal with respect to an Acquisition Proposal shall have been publicly announced or disclosed (whether or not conditional) or disclosed to the Board of Directors of the Issuer or any committee thereof or (ii) Sections 7.1(c), 7.1(f)(ii), 7.1(g) or 7.1(h) of the Merger Agreement, and (E) the election of the Reporting Person, upon any amendment of the Merger Agreement that materially adversely affects the Reporting Person, without the prior written consent of the Reporting Person. Following termination of the Merger Agreement for any reason, the Reporting Person will be permitted to Transfer its shares to any Person other than a Person that, to HBK's knowledge, has made an Acquisition Proposal.

     The summary of the Voting Agreement contained in this Item 4 is qualified in its entirety by reference to the Voting Agreement, which is filed herewith as an exhibit and incorporated herein by reference.

     Except as set forth above, the Reporting Person does not have any plan or purpose that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Reference is hereby made to that certain Amendment No. 1 to Schedule 13D by WS Midway Holdings, Inc. and Wellspring Capital Management LLC with respect to the Issuer for information contained therein with respect to such entities; the Reporting Person shall have no responsibility in connection with any of the information contained therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See the description of the Voting Agreement set forth in Item 4, which description does not purport to be complete and is qualified in its entirety by reference to the complete terms and conditions of the Support Agreement, which is listed as Exhibit 99.1 to this Statement.

     Except for as set forth above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would

                                  SCHEDULE 13D
CUSIP NO. 23833N104                                           PAGE 6 OF 16 PAGES


give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     99.1 Voting Agreement, dated as of January 20, 2006, by and among WS Midway Holdings, Inc., a Delaware corporation, and HBK Investments L.P., a Delaware limited partnership.

                                  SCHEDULE 13D
CUSIP NO. 23833N104                                           PAGE 7 OF 16 PAGES



                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     January 24, 2006                 HBK INVESTMENTS L.P.



                                           By:   /s/  JON L. MOSLE
                                                --------------------------------
                                                Jon L. Mosle
                                                Authorized Signatory (1)


-----------------
(1) An Authorization Certificate authorizing Jon L. Mosle to act on behalf of HBK Investments L.P. was previously filed.